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                                                                  EXHIBIT 99.1


      AMDOCS LIMITED COMPLETES INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS INC. ACQUISITION

      ST. LOUIS - November 30, 1999 - Amdocs Limited (NYSE: DOX), a major international provider of customer care, billing and order management solutions to the telecom industry, today announced the completion of its previously announced merger with International Telecommunication Data Systems Inc. (ITDS), a leading provider of outsourcing and service bureau solutions to telecom companies. The merger was approved today by the shareholders of ITDS at a special meeting. As a result of the merger, ITDS has become a wholly owned subsidiary of Amdocs.

      In the merger, each outstanding share of ITDS common stock was converted into the right to receive 0.3717 Amdocs ordinary shares. As of the record date of October 22, 1999, there were 17,498,063 shares of ITDS common stock outstanding.

      "We are confident that our acquisition of ITDS will enhance our market leadership position," said Avinoam Naor, President and Chief Executive Officer of Amdocs Management Limited. "Our customers and prospects have reacted positively to the strategy represented by the acquisition. Amdocs now offers the strongest combination of system solutions and outsourcing capabilities in the telecom customer care and billing market."

      Naor added, "As the integration of ITDS and Amdocs enters the operational phase, we are proud to welcome the ITDS employees into our global family. I am confident that all of our constituents will benefit from this transaction, including new and existing shareholders, customers, and employees. Amdocs is fully committed to continuing support for ITDS customers, and we hope to build on these relationships for mutual success moving forward."

      ITDS is an industry leader in outsourcing of billing operations. With state-of-the-art data centers located in Stamford, Connecticut and Champaign, Illinois, and a staff of approximately 750 professionals, ITDS produces almost 9 million telephone invoices each month. ITDS provides its customers with a full range of operations support, including subscriber billing, subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, inventory management, and data archiving.

      About Amdocs
      Amdocs is a leading provider of product-driven customer care, billing and order management solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. Human resources of more than 4,600 information systems professionals are exclusively dedicated to the telecommunications industry. Amdocs has an installed base of more than 300 successful projects in more than 75 major telecommunications companies throughout the world. For more information visit our Web site at www.amdocs.com

      This news release may contain certain forward-looking statements relating to the future performance of Amdocs Ltd. and ITDS. The forward-looking information is within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties are described in greater detail in Amdocs' and ITDS' filings with the Securities and Exchange Commission.

      For more information contact:
      Amdocs
      Thomas G. O'Brien
      Treasurer and Director of Investor Relations
      Amdocs Limited
      Tel: 314-212-8328
      E-mail: info@amdocs.com


      Porter Novelli
      Dan Ginsburg
      Porter Novelli
      Tel: 212-601-8020
      Fax: 212-601-8101
      E-Mail: dginsburg@porternovelli.com